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                                                                   EXHIBIT 99.07


                     AMENDMENT TO MERITOR AUTOMOTIVE, INC.
                         1997 LONG-TERM INCENTIVES PLAN
                     -------------------------------------


     Section 10 of the Meritor Automotive, Inc. 1997 Long-Term Incentives Plan ("Shares Available") is hereby amended to delete in its entirety the first sentence of paragraph (a) thereof, and to insert in lieu thereof the following:

"The total number of Shares which may be delivered in payment and upon exercise of Grants and in payments of awards under Performance Plans shall not exceed 12 million, as adjusted from time to time as herein provided, and the total number of Shares as to which Grants may be made in any one fiscal year of Meritor beginning after September 30, 1999 shall not exceed 3% of the total number of Shares outstanding (including for this purpose Shares held in Treasury) as of the date of determination."